PRESS RELEASE

Contact:
Dan Brady
Rubenstein Communications
Phone: 212-843-8292
Email: dbrady@rubenstein.com

HIDARY GROUP SETTLES LITIGATION WITH EVERLAST

- Everlast Board Removes Significant Impediments to Hidary Group Acquisition Proposal

- Hidary Receives Increasing Shareholder Support

New York, NY - August 3, 2007 - The Hidary Group announced today that, in light of Everlast Worldwide Inc. (Nasdaq: EVST) removing significant impediments to Hidary's ability to compete economically on a level playing field to acquire Everlast, Hidary has settled its litigation with Everlast.

Hidary’s proposal to acquire Everlast has received increasing support from key shareholders. The Everlast board of directors received separate letters from Aquamarine Capital Management, LLC, on July 13, 2007, and Burlingame Asset Management, LLC, the company’s largest independent shareholder, on July 25, 2007, in favor of Hidary’s most recent proposal with its valuable tax-free roll-over feature. In addition, several shareholder lawsuits have been commenced against the company regarding its recent actions. Given these developments, Hidary does not require the intervention of the Delaware courts at this time to ensure that the Everlast Board will fulfill its fiduciary responsibility to its shareholders. Hidary has thus voluntarily dismissed its Delaware Chancery Court litigation against Everlast.

Jack D. Hidary, Managing Partner of The Hidary Group stated: "We appreciate the increasing shareholder support for our most recent proposal, and we are pleased that we can now focus our efforts exclusively on delivering superior value to each and every Everlast shareholder.”

Hidary's last offer to Everlast shareholders, which was publicly disclosed on June 29, 2007, was to purchase their shares for $31.25 per share in cash in an all cash transaction. In addition, the offer gave all Everlast shareholders the option, as well as the flexibility, to invest up to 50 percent of their shares into the transaction to become investors in the new entity. Existing stockholders thus had the rare opportunity to invest:

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on a tax-deferred basis (i.e., stockholders who own shares for less than a year, and who elect to roll over their shares, could defer paying as much as $4 out of every $10 of gain that would be realized if such stockholder sold shares);

•	in a company they already know based on their current investment;
•	on the same economic terms as large equity investors;
•	with an equity sponsor incentivized to maximize shareholder value; and
•	in a global brand with potentially large growth prospects.

Burlingame noted in a letter to Everlast's Board dated July 25, 2007: "the roll over option gives stockholders the ability to participate in the future successes of Everlast, while also deferring taxes on up to half of their gains. The tax deferral alone probably makes the Hidary proposal superior to stockholders; let alone what value they could ultimately receive by rolling over up to half their interests into the surviving private company."

Everlast began to remove impediments to Hidary's ability to compete on an economic basis for the acquisition of Everlast by sending Hidary a letter dated July 26, 2007. The letter stated that in the event that Hidary proposed either a new acquisition proposal or commenced a non-coercive tender offer for Everlast's shares, Everlast would not enforce the standstill provisions of the Confidentiality and Standstill Agreement, dated as of May 9, 2007, between M. Hidary & Company, Inc. and Everlast. Everlast's public reaffirmation of its commitment to discharge its fiduciary duties under Delaware law with respect to any Hidary acquisition proposal also makes clear that Hidary is now free to compete economically without artificial impediments or obstacles.

Clarence Schwab, Managing Partner of C. Schwab LLC, an investment firm, is serving as financial advisor to the Hidary Group. Proskauer Rose LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal advisors to The Hidary Group.

About The Hidary Group

The Hidary Group is a New York-based investor group. The firm's portfolio consists of companies in various industries, including consumer goods, real estate, technology and financial services.

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